

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2015

Yuhua Xu
Costo Inc.
Shierweilu Nanjingjie Street №67
Heping District, Shenyang
Liaoning, China 110003

> **Re:** **Costo Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 13, 2015**
> **File No. 333-201851**

Dear Ms. Xu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2015 letter.

General

1. We note that your auditor provided a consent to the use of its audit report that was dated February 2, 2015. Given the extended period of time that has passed since this consent was provided, please file an updated consent from your auditor.

2. We note your response to our prior comment 3 regarding the resignation of Mr. Kriukov. We also note, however, that there are substantial similarities between your company and Lissome Trade Corp. For example, Lissome was incorporated in Nevada during the same week in May 2014 as Costo and is in the business of distributing metal cookware made in China to Europe and CIS countries. In addition, we note that Mr. Kriukov is the Secretary and a shareholder of Lissome and was originally the Secretary of Costo. Given

Yuhua Xu
Costo Inc.
March 27, 2015
Page 2

these similarities, please tell us what relationships or connections, if any, exist between Costo and Lissome.

3. We note that you have not identified yourself as a shell company, but you state that you have a very limited operating history. Please provide us analysis as to whether you are a shell company within the meaning of that term in Securities Act Rule 405.

You may contact Steven Kim at (202) 551-3291 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief